Exhibit 12

CenturyTel, Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	Year ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Net income	$365,732	418,370	370,027
Income taxes	194,357	200,572	221,122

Pre-tax income	560,089	618,942	591,149

Adjustments to earnings:
Fixed charges	204,872	214,775	198,479
Capitalized interest	(2,409)	(1,278)	(1,905)
Preferred stock dividends	(246)	(591)	(617)
Gross earnings from unconsolidated cellular partnership	(12,044)	(14,578)	(5,861)
Distributed earnings from unconsolidated cellular partnership	15,960	10,229	-

Earnings, as adjusted	$766,222	827,499	781,245

Fixed charges:
Interest expense	$202,217	212,906	195,957
Interest capitalized	2,409	1,278	1,905
Preferred stock dividends (pre-tax)	246	591	617
Total fixed charges	$204,872	214,775	198,479

Ratio of earnings to fixed charges and preferred stock dividends	3.74	3.85	3.94